Exhibit 12(a)

General Electric Company
Pro Forma Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30
(Dollars in millions)	2015	2014

General Electric Company and
consolidated affiliates
Earnings(a)	$6,076	$6,137
Plus:
Interest and other financial charges
included in expense(b)	6,332	7,116
One-third of rental expense(c)	363	370

Adjusted "earnings"	$12,771	$13,623

Fixed charges:
Interest and other financial charges
included in expense(b)	$6,332	$7,116
Interest capitalized	18	20
One-third of rental expense(c)	363	370

Total fixed charges	$6,713	$7,506

Pro forma ratio of earnings to fixed charges	1.90	1.81

(a)	Pro forma earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.